April 24, 2008	[Hartford Logo]

VIA EDGAR

Mr. Michael Kosoff

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Attention: Division of Investment Management

Re:	Hartford Life Insurance Company
Separate Account VL II
Pre-Effective Amendment Nos. 1
Registration Statements on Form N-6
File Nos. 333-148814 and 333-148817; 811-07271

Hartford Life and Annuity Insurance Company
Separate Account VL II
Pre-Effective Amendment Nos. 1
Registration Statements on Form N-6
File Nos. 333-148815 and 333-148816; 811-07273

Dear Mr. Kosoff:

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectuses and related statements of additional information for the above-referenced registration statements filed on Form N-6.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing.  If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch
Assistant Vice President and Senior Counsel

April 24, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Attention: Division of Investment Management

Re:	Hartford Life Insurance Company (“Registrant”)
Registration Statement on Form N-6 (“Registration Statement”)
Pre-Effective Amendment Nos. 1
File Nos. 333-148814 and 333-148817

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Hartford Life Insurance Company, hereby requests that the registration statements electronically filed via EDGAR on Form N-6 (File Nos. 333-148814 and 333-148817) be accelerated and declared effective on May 1, 2008, or as soon thereafter as is reasonably practicable.

You may direct any questions regarding this filing to the undersigned at (860) 843-9323.

HARTFORD LIFE INSURANCE COMPANY

By:	/s/ John F. Keenan
John F. Keenan, Senior Vice President

HARTFORD EQUITY SALES COMPANY, INC.

By:	/s/ John F. Keenan
John F. Keenan, Vice President/ILD Distribution

April 24, 2008	[Hartford Logo]

VIA EDGAR

Mr. Michael Kosoff

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Attention: Division of Investment Management

Re:	Hartford Life Insurance Company
Separate Account VL II
Pre-Effective Amendment Nos. 1
Registration Statements on Form N-6
File Nos. 333-148814 and 333-148817; 811-07271

Hartford Life and Annuity Insurance Company
Separate Account VL II
Pre-Effective Amendment Nos. 1
Registration Statements on Form N-6
File Nos. 333-148815 and 333-148816; 811-07273

Dear Mr. Kosoff:

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectuses and related statements of additional information for the above-referenced registration statements filed on Form N-6.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing.  If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch
Assistant Vice President and Senior Counsel

April 24, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-4644

Attention: Division of Investment Management

Re:	Hartford Life and Annuity Insurance Company (“Registrant”)
Registration Statement on Form N-6 (“Registration Statement”)
Pre-Effective Amendment Nos. 1
File Nos. 333-148815 and 333-148816

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Hartford Life and Annuity Insurance Company, hereby requests that the registration statements electronically filed via EDGAR on Form N-6 (File Nos. 333-148815 and 333-148816) be accelerated and declared effective on May 1, 2008, or as soon thereafter as is reasonably practicable.

You may direct any questions regarding this filing to the undersigned at (860) 843-9323.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

By:	/s/ John F. Keenan
John F. Keenan, Senior Vice President

HARTFORD EQUITY SALES COMPANY, INC.

By:	/s/ John F. Keenan
John F. Keenan, Vice President/ILD Distribution